UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

(Mark One):

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
For the fiscal year ended December 31, 2006.
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
For the transition period from                      to
Commission file number: 0-1502
A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
AMERICAN GREETINGS RETIREMENT
PROFIT SHARING AND SAVINGS PLAN
B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
AMERICAN GREETINGS CORPORATION
ONE AMERICAN ROAD
CLEVELAND, OHIO 44144

REQUIRED INFORMATION
The following financial statements are being furnished for the American Greetings Retirement Profit Sharing and Savings Plan (the “Plan”):
1.	Audited statement of net assets available for benefits as of December 31, 2006 and 2005.

2.	Audited statement of changes in net assets available for benefits for the years ended December 31, 2006 and 2005.
EXHIBITS
Exhibit No.
23           Consent of Independent Registered Public Accounting Firm
SIGNATURES
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

AMERICAN GREETINGS RETIREMENT PROFIT SHARING AND SAVINGS PLAN
June 27, 2007	By:	/s/ Stephen J. Smith
		Name:	Stephen J. Smith
		Title:	Advisory Committee Member

American Greetings
Retirement Profit Sharing and Savings Plan
Audited Financial Statements
and Supplemental Schedule
Years Ended December 31, 2006 and 2005

Report of Independent Registered Public Accounting Firm
The Advisory Committee of the American Greetings
 Retirement Profit Sharing and Savings Plan
Cleveland, Ohio
We have audited the accompanying statement of net assets available for benefits of American Greetings Retirement Profit Sharing and Savings Plan as of December 31, 2006 and 2005, and the related statement of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2006 and 2005, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2006, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.
/s/ Ernst & Young LLP
Cleveland, Ohio
June 27, 2007

American Greetings
Retirement Profit Sharing and Savings Plan
Statement of Net Assets Available for Benefits

	December 31
	2006	2005

Assets
Investments, at fair value	$735,343,930	$688,695,659
Participant loans	2,068,331	1,188,089

Contribution receivables:
Employer	11,296,454	16,678,702
Participants	71,438	68,084

Total contribution receivables	11,367,892	16,746,786

Net assets available for benefits	$748,780,153	$706,630,534

See accompanying notes.

American Greetings
Retirement Profit Sharing and Savings Plan
Statement of Changes in Net Assets Available for Benefits

	Years Ended December 31
	2006	2005

Additions
Investment income:
Net appreciation in fair value of investments	$43,390,084	$9,770,571
Interest and dividends	34,826,160	24,605,728
Contributions:
Participants	18,183,943	16,872,022
Employer	11,296,454	16,678,702
Rollovers	743,898	640,489

Total additions	108,440,539	68,567,512

Deductions
Benefits paid directly to participants	66,231,434	88,177,225
Administrative expenses	59,486	40,960

Total deductions	66,290,920	88,218,185

Net increase (decrease)	42,149,619	(19,650,673)
Net assets available for benefits at beginning of year	706,630,534	726,281,207

Net assets available for benefits at end of year	$748,780,153	$706,630,534

See notes to financial statements.

American Greetings
Retirement Profit Sharing and Savings Plan
Notes to Financial Statements
Years Ended December 31, 2006 and 2005
1. Description of Plan
The following description of the American Greetings Retirement Profit Sharing and Savings Plan (the Plan) provides only general information. Participants should refer to the Plan Agreement for a more complete description of the Plan’s provisions.
General
The Plan is a defined contribution plan covering substantially all full-time, nonunion employees and certain union employees of American Greetings Corporation (the Corporation and Plan Sponsor) and its domestic subsidiaries. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).
Contributions
The Corporation annually contributes 8% of its consolidated domestic pretax profits (as defined), excluding gains and losses from capital assets, dividends and foreign currency transactions, to the Plan. A contribution of $2,451,343 and $10,991,679 was made by the Corporation in 2006 and 2005, respectively, based on the Corporation’s pretax profits for its fiscal year-end February 28, 2007 and 2006, respectively. Additional discretionary amounts may be contributed at the option of the Corporation. The Corporation made a discretionary contribution of $4,300,000 and $1,392,162 in 2006 and 2005, respectively.
Participants may contribute 2% to 50% of pretax annual compensation (401(k) contributions) to the Plan, as defined in the Plan. The Corporation may restrict individual contributions below 50% in order to meet certain governmental limitations. The Corporation annually contributes 40% of the first 6% of pretax annual compensation that a participant contributes to the Plan, provided that the Corporation achieves certain predetermined financial goals. The Corporation’s matching contribution was $4,545,111 and $4,294,861 in 2006 and 2005, respectively. All contributions are invested in accordance with the participants’ investment elections.
Participants direct the investment of their accounts, together with their share of the Corporation’s annual contributions, in increments of 1% to any of the investment options offered under the Plan.

American Greetings
Retirement Profit Sharing and Savings Plan
Notes to Financial Statements (Continued)
1. Description of the Plan (continued)
Participant Accounts and Vesting
Each participant’s account is credited with the participant’s 401(k) contributions and allocations of (a) the Corporation’s profit sharing contribution and 401(k) matching contribution and (b) Plan earnings. Allocations are based on participant compensation, participant elections or account balances, as defined. Individuals who have retired or terminated employment with the Corporation do not participate in the Corporation’s future contributions to the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account. Participants are immediately vested in both their and the Corporation’s contributions, plus actual earnings thereon.
Participant Loans
Participants may borrow against their elected deferred contributions or rollover contributions, a minimum of $1,000 up to a maximum equal to the lesser of $50,000 (or less if a participant had an outstanding plan loan in the prior 12 months) or 50% of their account balance. Loan terms range from six to sixty months, or a reasonable period of time not to exceed 20 years for loans used for the purchase of a participant’s primary residence. The loans are secured by the balance in the participant’s account and bear interest at a rate of prime plus one percent at the time of the loan origination. Principal and interest are paid ratably through monthly payroll deductions.
Payment of Benefits
At the time of a participant’s retirement or termination of service, the participant may elect to receive a lump sum payment, to be paid in monthly, quarterly or annual installments, or rollover their distribution to an individual retirement account or other eligible plan.
Plan Termination
Although it has not expressed any intent to do so, the Corporation has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, the assets of the Plan will be distributed to the participants on the basis of individual account balances at the date of termination.

American Greetings
Retirement Profit Sharing and Savings Plan
Notes to Financial Statements (Continued)
2. Summary of Accounting Policies
Basis of Accounting
The financial statements have been prepared on the accrual basis of accounting.
Investment Valuation and Income Recognition
The Plan’s investments are stated at fair value. The shares of registered investment companies are valued at quoted market prices, which represent the net asset values of shares held by the Plan at year-end. The common shares of the Corporation are valued at the last reported sales price of the Corporation’s Class A common shares on the last business day of the Plan year. The participant loans are valued at their outstanding balances, which approximate fair value.
Purchases and sales of investments are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividend income is recorded on the ex-dividend date.
Use of Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

American Greetings
Retirement Profit Sharing and Savings Plan
Notes to Financial Statements (Continued)
3. Investments
The Plan’s investments are held by Vanguard Fiduciary Trust Company, Trustee of the Plan. The fair value of individual investments that represent 5% or more of the fair value of the Plan’s net assets are as follows:

	December 31
	2006	2005

Vanguard 500 Index Fund Investor Shares	$133,338,386	$125,817,850
Vanguard PRIMECAP Fund Investor Shares	205,391,122	198,548,386
Vanguard Wellington Fund Investor Shares	66,173,313	59,781,757
Vanguard Windsor II Fund Investor Shares	41,319,286	37,419,610
Vanguard Prime Money Market Fund	68,105,248	60,993,153
JP Morgan Core Bond Select Fund	104,230,764	112,803,399
During the years ended December 31, 2006 and 2005, the Plan’s investments (including investments purchased, sold, as well as held during the year) appreciated (depreciated) in fair value as determined by quoted market prices as follows:

	2006	2005

Registered investment companies	$41,133,919	$13,188,369
Common shares of American Greetings Corporation	2,256,165	(3,417,798)

Net appreciation in fair value of investments	$43,390,084	$9,770,571

American Greetings
Retirement Profit Sharing and Savings Plan
Notes to Financial Statements (Continued)
4. Income Tax Status
The Plan has received a determination letter from the Internal Revenue Service (the IRS) dated December 9, 2004, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan administrator believes the Plan is being operated in compliance, in all material respects, with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt.
5. Transactions With Parties in Interest
The Plan held 178,402 Class A common shares and 900,000 Class B common shares of American Greetings Corporation at December 31, 2006, with a combined fair value of $25,741,456 (148,845 and 900,000 common shares, respectively, at December 31, 2005, with a combined fair value of $23,043,125). Class B common shares are not publicly traded. Dividend income on the Corporation’s common shares of $338,135 and $335,298 was recognized in 2006 and 2005, respectively. The Plan invests in shares of mutual funds managed by an affiliate of the Trustee. Accounting, legal and certain other administrative fees are paid by the Corporation. All other expenses of the Plan are paid by the Plan. Investment advisory fees for portfolio management of Vanguard Funds are paid directly from individual fund earnings.
6. Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

American Greetings
Retirement Profit Sharing and Savings Plan
EIN #34-0065325     Plan #001
Schedule H, Line 4i – Schedule of Assets
(Held at End of Year)
December 31, 2006

	Description of
	Investment Including
	Maturity Date,
Identity of Issue, Borrower,	Rate of Interest,	Current
Lessor, or Similar Party	Par, or Maturity Value	Value
Value of interest in registered investment companies
JP Morgan Core Bond Select Fund	9,860,999 shares	$104,230,764
*Vanguard 500 Index Fund Investor Shares	1,021,046 shares	133,338,386
*Vanguard PRIMECAP Fund Investor Shares	2,978,842 shares	205,391,122
*Vanguard Wellington Fund Investor Shares	2,040,497 shares	66,173,313
*Vanguard Prime Money Market Fund	68,105,248 shares	68,105,248
*Vanguard Target Retirement 2005 Fund	467,075 shares	5,357,351
*Vanguard Target Retirement 2015 Fund	825,056 shares	10,280,201
*Vanguard Target Retirement 2025 Fund	304,126 shares	3,965,803
*Vanguard Target Retirement 2035 Fund	201,922 shares	2,800,661
*Vanguard Target Retirement 2045 Fund	122,473 shares	1,753,813
*Vanguard Target Retirement Income Fund	171,244 shares	1,832,316
*Vanguard Windsor II Fund Investor Shares	1,189,044 shares	41,319,286
*Vanguard Wellesley Income Fund Investor Shares	870,170 shares	18,969,716
*Vanguard International Growth Fund Investor Shares	1,092,149 shares	26,058,673
*Vanguard Extended Market Index Fund Investor Shares	517,731 shares	20,025,821

Total value of interest in registered investment companies		709,602,474

Employer-related investments
*American Greetings Corp. Class A Common Shares	178,402 shares	4,258,456
*American Greetings Corp. Class B Common Shares	900,000 shares	21,483,000

Total employer-related investments		25,741,456

*Loans to participants	5.0% to 10.5%,
	various maturity dates	2,068,331

		$737,412,261

*	Indicates party in interest to the Plan.